ANNUAL REPORT

JET TOKEN INC.
10845 Griffith Peak Drive
Suite 200
Las Vegas, NV 89135
702-747-4000

www.jettoken.com



In this report, the term "we," "us," "our" or "the company" refers to Jet Token Inc.

The company, having offered and sold shares of its Series CF Preferred Stock Class B Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2019. A copy of this report may be found on the company's website at www.jettoken.com/investors.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward- looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

Overview

Our business strategy combines concepts from fractional jet membership programs with lessons learned from building blockchains and their communities. We believe the tokenization of flight hours and (as we mature) fractional membership programs offers the possibility of reduced transaction costs and, through the evolution of a marketplace, higher industry fleet utilization. Our purposeful enhancement of price discovery and reduced entry price have the potential to produce fairer and more inclusive results for aircraft owners and travelers alike.

We formed our company on June 4, 2018 and are currently operating as a charter broker. We developed and, in September 2019, launched our booking platform represented by our iOS app JetToken (the "App"). This App currently functions as a prospecting and quoting platform to arrange private jet travel with third-party carriers. Users of our booking platform can research and chose a prospective flight and then to contact us via the App to request a firm quote on their selected flight. We then confirm and process payment for the user manually. We currently accept both cash and blockchain currency, which we promptly convert to fiat currency prior to confirming a booking. Our App is directly connected via API to Avinode, the major centralized database in private aviation. Through Avinode we electronically and automatically correspond with operators of private jets who have posted their aircraft for hire.

We have also entered into a Deposit Agreement with Honda Aircraft Company in anticipation of leasing up to 4 HondaJets, depending on the amount of proceeds raised in our current Regulation A offering. We are in active negotiations with Honda Aircraft Company on the terms of the full aircraft purchase agreement and are in substantial agreement regarding key terms related to maintenance, pilot training, marketing and implied sale leaseback rates. We do not anticipate that finalizing this agreement will delay our ability to lease HondaJets once we have received sufficient proceeds from our current Regulation A offering. We have also entered into a non-binding letter of intent with Gama Aviation regarding maintenance, management and operation of our leased aircraft. We expect to finalize an Operating Agreement with Gama Aviation prior to our lease of HondaJets.

Strategy

We expect to launch a version 2.0 of our App by the end of 2020. The user interface for version 2.0 has been developed and the coding of the supporting functionality is being developed. Version 2.0 will enable users to make payment directly through our App, either in cash or blockchain currency, which we will promptly convert to fiat currency prior to confirming a booking. Initially, this version of our App is expected to service clients booking charters through us. Once we have leased our HondaJets, version 2.0 of our App will facilitate the sale of third-party charter and our own fleet utilization on our leased HondaJets by enabling clients who have purchased a package of flight hours to view their balances and apply amounts in their accounts to book time on either our HondaJets or third-party charters. Ultimately, we expect to continue to develop our App functionality, with specific focus on the integration of a closed Ethereum based blockchain network (the "Network"), enabling clients to access the Jet Tokens in their digital wallets maintained on our Network until clients redeem their Jet Tokens for travel. In addition, we intend to develop our App functionality to enable clients to book on the same itinerary a commercial airline ticket and a private jet.

Once we acquire our HondaJets, in addition to servicing members and third-party charter, the aircraft would be available to address unexpected cancellations or delays on brokered charters. Unlike most of our brokerage competitors, as well as many business jet management companies which require owner approval before their aircraft can be used for third-party charter, we believe maintaining a fleet of readily available aircraft to back-fill third-party charter services provides more reliability and would be an attractive selling point for potential clients.

We ultimately intend to issue and sell Jet Tokens on our closed blockchain Network that would be redeemable for time on our HondaJets as well as for private jet travel with third-party carriers. We are currently developing and testing our Jet Tokens and formalizing the rules of their use on our platform. Digital assets such as our proposed Jet Token, depending on their structure and rules of use, may be considered a security and the issuance and sale may be subject to registration under the Securities Act. We plan to structure our Jet Token to be in compliance with applicable law, including the federal securities laws. Specifically, we intend to structure Jet Tokens in such a way that they are not treated as securities.

We envision a time in which a client purchases from us a jet hour card using cash or blockchain currency and in return receives Jet Tokens redeemable for travel, or maintains funds in a wallet on our platform for purchase of travel, on our fleet, with third-party jet operators or on commercial airlines. Through our App the client would seamlessly access their Jet Token balance in their Wallet on the Network; Jet Tokens would be one payment option on the App alongside fiat currency, bitcoin and other blockchain currencies. An integrated marketplace for private jet travel (arrivals, departures, aircraft description, aircraft photos, taxes, prices) has the potential to offer improved access to services for aircraft operators and travelers. We believe aircraft operators would achieve higher revenue per seat mile by filling an otherwise empty plane, and travelers would achieve access to on-demand travel at a lower average cost because of greater market transparency and improved price discovery.

We believe our strategy of combining, in our searchable instant booking platform, availability of private jet carriers, commercial airline flights and private jet owners underutilized flight time increases the efficiency and optimizes the cost to our clients of getting from point A to point B on their own terms. Our marketing and advertising efforts are intended to initially focus on high net worth individuals whose source of wealth stems from blockchain technologies. We intend to focus on two primary marketing channels, online marketing and event marketing. Paid social media advertising will drive our online marketing. With respect to event marketing we intend to have a presence at both blockchain and business jet industry gatherings.

Market Opportunity

Over the past 30 years, the market for private jet travel has transformed significantly. First the model of full aircraft ownership transformed into fractional ownership with companies such as NetJets and FlexJet. This was followed by operators offering jet cards and on-demand service through their fleet of aircraft. The latest iteration of private jet travel provides even more flexibility by providing an on-demand service to travelers while leveraging the flight availability of one or more third-party carriers. The result of this transformation is a highly segmented industry with numerous market participants offering varying levels of ownership.

According to National Business Aviation Association, the business jet industry contributes $150 billion dollars per year to the US economy. In 2018, there were 14,596 business jets in the US fleet that generated 4.6 million flight hours per year, and only 2,807 of the 14,596 total business jets in the United States actually flew charter. Numerous charter brokers and centralized databases that each attempt to improve the allocation of that capacity in return for a fee.

Business jet charter operators (those operating under a Part 135 license from the Federal Aviation Administration) logged over a million landings in the US during 2018 according to ARGUS International, Inc., a leading providers of aviation services, including statistical data and ratings. The average flight lasts 1.5 hours with 2-3 passengers, and we estimate the average cost to operate a US business jet at $5,000 per hour. Most charters include the cost of the empty return leg so a 1.5 hour trip typically translates to 3 hours of billed time, or approximately $15,000. As a result, one million landings per year at $7,500 per landing ($15,000 round trip) equals $7.5 billion of revenues in charter landings alone. That's approximately 2,740 charter landings per day at any one of 5,000 private airports or 500 commercial airports.

Furthermore, for the other 11,789 business jets that do not fly charter, we believe many private plane owners do not seek FAA certification and special insurance to permit third parties to pay to fly on their planes partly because there is no practical way to source and process vetted, willing, passengers. These owners are permitted under FAA rules to offset only their cost by allowing others to use their aircraft. There is currently no electronic marketplace geared toward aircraft owners seeking systematic recruitment of unrelated "at cost" passengers with an eye toward defraying the expense of jet ownership and operation.

We believe that by combining the private jet on-demand model with commercial airline flight availability and prospectively the underutilized flight hours of private jet operators, our company will be positioned to provide optimum flexibility and cost efficiency for our clients. Moreover, we believe that the Jet Tokens, operating on an Ethereum compatible blockchain network (discussed below), will offer a superior and lower cost allocation mechanism of resources in private jet services.

The Blockchain Technology

We plan to create a closed blockchain based on the Ethereum network to facilitate charter bookings and payments through the mechanism of Jet Tokens, if issued. The payment mechanism with Jet Tokens, if issued, involves the use of an ERC-20 compatible wallet address on our private Ethereum blockchain. The wallet would be accessible via our App and users would be able to view their Jet Token balance and to choose to select some or all of that balance as a means of payment. For example, upon processing fiat or blockchain currency payment for a new 50-hour jet card member, we would deposit Jet Tokens into the wallet of that member corresponding to fifty hours of travel on our fleet. Via the App, the member would then book travel, either on our fleet or on third-party aircraft, and redeem Jet Tokens to pay for such travel.

The payment mechanism without tokens involves the use of white label solutions from two nationally recognized payment processors. One processor is dedicated to accepting various forms of virtual currency and the other is dedicated to accepting fiat payment through such payment methods as ACH, wire transfer, credit card, Apple Pay and many other domestic and international payment processors.

If issued, Jet Tokens will be issued electronically on the ERC20 standard consisting of software code and managed by us through our private Ethereum-based blockchain Network. ERC-20 defines a common list of rules for Ethereum tokens to follow within the larger Ethereum ecosystem, allowing developers to accurately predict interaction between tokens. These rules include how the tokens are transferred between addresses and how data within each token is accessed. Transactions on this network are automatically updated and recorded in an open and distributed ledger known as the Ethereum Blockchain. This means that there is no single entity governing content or prices of goods and services that may be purchased or sold.

The advantages of utilizing blockchain technology for air charter services payment settlement include a significant reduction in financial transaction costs that financial institutions charge in payment settlement for air charter services. For example, private blockchain transaction costs are set at the discretion of the owner of the chain and may be as low as a fraction of a cent, representing minimal costs of electricity and processing power. In comparison, credit card fees may range between 1% and 4% of the transaction value, which can be significant in absolute dollar terms given the high level of expense associated with some private jet charters. Financial institutions may also charge significant wire transfer fees and, in the case of international wire transactions in U.S. or non-U.S. currency, correspondence bank charges and bank-imposed exchange rates are typically built-in to produce an additional profit margin for the financial institution, further increasing transaction expenses.

Transferring funds, or if created and sold Jet Tokens, using blockchain technology may significantly increase efficiencies in the delivery of air charter services. For example, use of blockchain technology will enable us to deliver service in exchange for payment or, if issued, upon redemption of Jet Tokens, on evenings, weekends and holidays when banks are closed. We anticipate that we will also be able to deliver services on a same day basis against payment. This travel may not have otherwise taken place, for want of payment technology. Other forms of payment may not clear on the same day or could be delayed if exceeding a client's credit card limit.

International wires can take from one to four business days to clear as they must often transit from a foreign bank, through a domestic correspondent bank and then finally to a domestic recipient bank. These improved efficiencies and rapid settlement of large transactions that are typical in the air charter services industry may in turn allow for faster booking confirmation of air charter flights, particularly on weekends and holidays coincident with periods of peak travel demand.

Our platform is currently directly connected via API to Avinode, the major centralized database in private aviation. Through Avinode we electronically and automatically correspond with operators of private jets who have already posted their aircraft for hire. We depend on the cooperation and collaboration of third-party air charter services in that we would expect their timely reply to inbound charter pricing requests, and their willingness to confirm bookings and accept payments from us. We currently expect to engage with them as middlemen, selling access to their aircraft. Most third-party air charter service providers already contribute substantial data on their aircraft and aircraft availability to Avinode. Generally, these third-party air charter service providers provide updated information on a daily basis and we do not expect them to deviate from their current business practices in their cooperation / collaboration with us. We intend to pay third-party air charter service providers (and airlines) on a timely basis and in fiat currency.

If we create and issue Jet Token, customers would be able through our App to redeem Jet Tokens for flight time on our fleet, for a third-party jet operator or for commercial airline travel. These Jet Tokens would be held in custody in the client's wallet. The wallet would be integrated with the App and would enable direct booking and payment. The customer may transfer their Jet Tokens to another customer, but that customer would also be required to maintain their Jet Tokens in a wallet on our platform. We would burn (i.e., remove from circulation) any Jet Tokens that have been redeemed. We currently contemplate that, through our private, Ethereum-based, blockchain Network, we know the identity of each App user and restrict transfer of our ERC-20 compatible tokens to wallets accessible via the App.

Today we have a smart contract on the Ethereum network running for demonstration purposes (PPJC). Our founder, Mike Winston, together with a developer, successfully executed a separate blockchain project and for this reason we have confidence around sourcing the blockchain development talent to build out the Jet Token blockchain functionality.

Our Aircraft

We have entered into a Deposit Agreement with Honda Aircraft Company in anticipation of leasing up to 4 HondaJets and expect to enter into a definitive agreement by late summer of 2020.

HondaJets are ideally suited for trips under 2 hours carrying 2-4 passengers plus two pilots. We believe the HondaJet is one of the most spacious and cost-efficient light jets on the market with ample baggage and interior room (including an enclosed lavatory). The wing mounted engines allow for a tranquil, spacious interior. Engines on the wings mean less weight on the tail and more room in the cabin.

We currently intend to base the fleet in Las Vegas, NV, a top ten private jet destination and may relocate the fleet based on seasonal travel patterns and the travel patterns of our membership. Our partnership with Gama Aviation permits additional flexibility outside our planned service area.

We estimate that thirty calendar days per year (holidays, major sporting events etc.) it's difficult, if not impossible, to fly private without the guaranteed access provided by a jet membership program such as ours. The ability to safely offer guaranteed capacity, on demand, is one of the most important features one can deliver in private aviation. Also, our aircraft give us the ability to attract online visitors with dynamically priced offers. Additionally, the prospective terms of our aircraft leases allow us to make very low minimum payments, significantly reducing the monthly burn rate associated with most private aviation startups.

We have entered into a non-binding letter of intent with Gama Aviation containing the terms by which Gama would maintain, service and operate our leased HondaJets. We anticipate entering into a definitive Operating Agreement with Gama Aviation prior to leasing HondaJets. Gama Aviation is one of the largest aircraft management companies in the United States with a managed fleet of over 200 aircraft, employing 1,400 people worldwide at 45 different locations in 17 countries across five continents. Once we enter into a definitive Operating Agreement, Gama Aviation will maintain, service and operate the aircraft on our behalf and in compliance with all applicable FAA regulations and certification requirements.

Gama Aviation successfully operated and maintained HondaJets in two separate markets on the East Coast. We intend to have Gama Aviation operate our aircraft for us on the West Coast. Gama can safely provide substitute aircraft at competitive rates in periods of excess demand for our HondaJets.

Competition

The private air travel industry is extraordinarily competitive.

We will compete against private jet charter and fractional jet companies. Established private jet brokerage and fractional companies include but are not limited to, NetJets/MarquisJets, Delta Private Jets, FlexJet, VistaGlobal (including JetSmarter powered by XO), SentientJet, WheelsUp, JetSuite, Flight Options, Nicholas Air, Jet Alliance, Executive Air Share, Plane Sense, One Sky Jets, StarJets, Jet Aviation, and Luxury Aircraft Solutions. All compete for passengers with a variety of pricing plans, aircraft types, blackout periods, booking terms, flyer programs and other products and services, including seating, food, entertainment and other on-board amenities.

Both the private jet charter companies and the legacy airlines and low-cost carriers have numerous competitive advantages that enable them to attract both business and leisure travelers. Our competitors may have corporate travel contracts that direct large numbers of employees to fly with a preferred carrier. The enormous route networks operated by our competitors, combined with their marketing and partnership relationships with regional airlines and international alliance partner carriers, allow them to generate increased passenger traffic from domestic and international cities. Our access to smaller aircraft fleet networks and lack of connecting traffic and marketing alliances puts us at a competitive disadvantage, particularly with respect to our appeal to higher-fare business travelers.

The fractional private jet companies and the legacy airlines and low-cost carriers each operate larger fleets of aircraft and have greater financial resources, which would permit them to add service in response to our entry into new markets. Due to our relatively small size, we are more susceptible to a fare wars or other competitive activities, which could prevent us from attaining the level of traffic or maintaining the level of sales required to sustain profitable operations.

Recently VistaJet acquired XOJET and JetSmarter, combining its heavy jet subscription-based service targeting multinational corporations and ultra-high net worth individuals with XOJET's super-midsize jet on demand service and JetSmarter's digital booking platform for business aviation. Increased consolidation in our industry could further intensify the competitive environment we face.

Intellectual Property

We have applied to the US Patent and Trademark Office for a trademark on our name, Jet Token, and logo. We have also purchased our domain name, jettoken.com. We maintain sole ownership of the software code underlying the iOS app currently in development.

Employees

In light of our early stage of development, we have 3 full-time employees, our Executive Chairman and

Treasurer, our Chief Executive Officer and President and a marketing staff person.

Regulation

Know your Customer / Anti-money Laundering Regulations

Each person or entity that establishes a wallet on our platform and purchases Jet Tokens will be subject to identity screening and background checks in compliance with Transportation Security Administration ("TSA") regulations (discussed below) and federal law regarding anti-money laundering and know your customers ("AML/KYC") obligations. Jet Tokens may only be redeemed by our clients who have a wallet on our platform and are subject to these identity screening requirements. To establish a wallet on our platform for the purchase of Jet Tokens, all users must agree to the representations, terms and conditions regarding disclosure of their identity. In addition, prior to redemption and use of the Jet Tokens, all transferees of Jet Tokens must be approved members of our platform which is only possible after going through our application process, including stringent AML/KYC background checks and TSA anti-terrorism watch list checks.

Regulations Applicable to the Ownership and Operation of Our Aircraft

Once we have leased our aircraft, Gama Aviation, which will maintain and manage our aircraft, is subject to a high degree of regulation that affects our business, including regulations governing aviation activity, safety standards and environmental standards.

U.S. Department of Transportation ("DOT")

The DOT primarily regulates economic issues affecting air transportation such as the air carrier's financial and management fitness, insurance, consumer protection and competitive practices. The DOT has the authority to investigate and bring proceedings to enforce its regulations and may assess civil penalties, revoke operating authority and seek criminal sanctions. Our operating as an air charter carrier is regulated and certificated by the DOT. The DOT authorizes the carrier to engage in on-demand air transportation within the United States, its territories and possessions. The DOT can suspend or revoke that authority for cause, essentially stopping all operations.

Federal Aviation Administration ("FAA")

The FAA primarily regulates flight operations, in particular matters affecting air safety, such as airworthiness requirements for aircraft and pilot, mechanic, dispatcher and flight attendant certification. The FAA regulates:

- aircraft and associated equipment (and all aircraft are subject to ongoing airworthiness standards),

- maintenance and repair facility certification

- certification and regulation of pilots and cabin crew, and

- management of airspace.

In order to engage in air transportation for hire, each air carrier is required to obtain an FAA operating certificate authorizing the airline to operate using specified equipment in specified types of air service. In the case of our leased aircraft, it is a Part 135 license. The FAA has the authority to modify, suspend temporarily or revoke permanently the authority to provide air transportation for failure to comply with FAA regulations. The FAA can assess civil penalties for such failures or institute proceedings for the imposition and collection of monetary fines for the violation of certain FAA regulations. The FAA can revoke authority to provide air transportation on an emergency basis, without notice and hearing, where significant safety issues are involved.

The FAA monitors compliance with maintenance, flight operations and safety regulations, maintains onsite representatives and performs inspections of a carrier's aircraft, employees and records.

The FAA also has the authority to issue maintenance/airworthiness directives and other mandatory orders relating to aircraft and engines, fire retardant and smoke detection devices, collision and windshear avoidance systems, navigational equipment, noise abatement and the mandatory removal and replacement of aircraft parts that have failed or may fail in the future. FAA enforcement authority over aircraft includes the power to ground aircraft or limit their usage.

Transportation Security Administration

The TSA is responsible for oversight of passenger and baggage screening, cargo security measures, airport security, assessment and distribution of intelligence and security research and development. Air carriers are subject to TSA mandates and oversight in connection with screening passenger identities and screening baggage. TSA regulations governing passenger identification, which we will apply at the time of Jet Token purchase as well as at the time of travel, requires all passengers to provide identification using a valid verifying identity document. In addition, all passengers must provide their full name, date of birth, and gender, which is screened against the travel ban watch list in effect at the time of initial screening and at the time of travel.

All air carriers are also subject to certain provisions of the Communications Act of 1934 because of their extensive use of radio and other communication facilities and are required to obtain an aeronautical radio license from the Federal Communications Commission, or the FCC.

THE COMPANY'S PROPERTY

We lease space for its corporate headquarters, consisting of our office space and the use of shared conference facilities.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The company's executive officers and directors are listed below, each of which is a full-time employee.

Name	Position	Age	Date Appointed to Current Position
Executive Officers			
Mike Winston, CFA	Founder and Executive Chairman; Treasurer	43	June 4, 2018
George Murnane	Chief Executive Officer and President; Secretary	62	September 23, 2019
Directors			
Mike Winston, CFA	Director	43	June 4, 2018

Mike Winston, Founder and Executive Chairman, and Treasurer

Mike Winston, CFA began his career in 1999 with Credit Suisse First Boston Corporation and later worked as a portfolio manager at Millennium Partners LP where for five years he and a colleague managed a $1 billion merger arbitrage and event driven capital allocation. In 2012, he formed the Sutton View Group of companies, an alternative asset management platform where he advised one of the largest academic endowments in the world. He co-led a successful activist litigation against the board of Dole Foods in its management led buyout and obtained a 35% increase in total consideration on behalf of all stockholders. Institutional Investor Magazine has recognized Mr. Winston for professional excellence; he has been quoted in the Wall Street Journal and has appeared on CNBC. Mr. Winston received an MBA in Finance and Real Estate from Columbia Business School in 2005, and a BA in Economics from Cornell University in 1999. While at Cornell he studied for a year at the London School of Economics and at age 18 won $1 million prize from IBM for his first startup company. Mr. Winston is a CFA Charterholder, and a member of the Economic Club of New York.

George Murnane, Chief Executive Officer and President

George Murnane has over 20 years of senior executive experience, including 14 years as a Chief Operating Officer and/or Chief Financial Officer, in the air transportation and aircraft industry, including for ImperialJet S.a.l (CEO 2013-2019), VistaJet Holdings, S.A. (COO and Acting CFO, 2008), Mesa Air Group (CFO, 2002-2007), North-South Airways (COO and CFO, 2000-2002), International Airline Support Group (Executive Vice President, COO and CFO, 1996-2002) and Atlas Air, Inc. (Executive Vice President and COO, 1995-1996). From 2009 until he joined our company, Mr. Murnane was a managing partner of Barlow Partners, a consulting services firm providing operational and financial management, merger and acquisition, financing and restructuring expertise to industrial and financial companies. Mr. Murnane received an MBA from The Wharton School of the University of Pennsylvania and a BA in Economics from the University of Pennsylvania in 1980.

Our Board of Advisors

In creating our company and crystalizing our vision for the future of our company, we have benefitted from the guidance of a highly credible and engaged advisory board of aviation, security and software experts.

Ehud Talmor. Instructor Pilot & Advisor. Ehud Talmor (IAF Ret.) is a decorated, recently retired, senior officer from the Israeli Air Force with over twenty-five years of experience in all aspects of air combat and aircraft logistics. He began his career in 1995 as a fighter pilot and later, flight instructor. He subsequently took on a variety of supervisory roles, including F-16 deputy squadron commander. In 2007, he joined the Acquisitions Department of the Israeli Ministry of Defense and later held the position of Project Manager for three separate Air Force jet acquisition projects. The jet acquisition projects were: (1) the Beechcraft T-6II, (2) the Leonardo M-346, and (3) the Lockheed Martin F-35A (arguably the world's most advanced fighter jet). In addition to serving as Project Manager for the $3 billion F-35 program, Mr. Talmor was also IAF's Chief Instructor for the F-35. Mr. Talmor graduated from I.D.C. Herzliya in 2013 with a B.A. in Psychology.

Bryan M. Eagle III. Advisor. In 1999, Mr. Eagle created Myjets.com, the first online private aircraft reservation system and partnered with The Air Charter Guide (now Avinode) to create the original database of operators. Avinode is the largest centralized database of charter and empty-leg market data in the US. Mr. Eagle created a patent portfolio around the reservation system and the sale of empty legs which he sold in 2016 to Victor, a company owned by BBA Aviation. BBA's Signature 'Flight Support' business operates the world's largest fixed based operation (FBO) network for business & general aviation users. Mr. Eagle is an award-winning marketing, strategic planning, and business development leader, consultant, inventor, and entrepreneur with over 25 years of experience in the telecommunications, software and aviation industries, respectively. He is skilled in creating, marketing, and financing new organizations and positioning them for sale. He is a board member of Emerge Memphis, an organization he founded in 1998 dedicated to the support and advancement of start-ups in the Mid-South. Mr. Eagle received a BA from the University of Virginia in 1980 and an MBA from Columbia Business School in 1985.

Brenda Paauwe-Navori. Advisor. Brenda Paauwe-Navori has sold business jets valued in aggregate at over a billion dollars. Ms. Paauwe-Navori brings almost 20 years of senior leadership experience to the Board and is one of the most respected sales, operations, and marketing experts in the world of aviation and aerospace. She currently holds a global vice president role with Bigelow Space Operations. As co-founder of GoGo Jet in the late 90's, Brenda served as president and a cross-functional senior executive. Later, she was responsible for capturing significant market share growth in North America with FlexJet by Bombardier and held a vice president role for almost 5 years at Embraer Executive Jets. During her tenure at Embraer she led the MGM Resorts International Legacy 500 and Lineage 1000E transaction; a fleet purchase deal valued at over USD $350 million. Her extensive industry experience includes: hiring, marketing and sales, contract negotiation, customer service, finance and administration. Her role at Bigelow Space Operations is focused on the B330 spacecraft and other space station hardware for the commercialization of lower Earth orbit and deep space missions. A few years ago, Brenda's immediate family was also the subject of a major Walt Disney motion picture, the Million Dollar Arm. When she is not in the office or on an airplane, Brenda is an avid Equestrian showing her champion American Saddlebred horses or cheering for her daughter who also rides competitively.

Aaron Cohen. Advisor. Aaron Cohen is a nationally recognized counter-terrorism expert, best-selling author and founder of Cherries Defense. Mr. Cohen has a twenty-year track record of success in the private security industry; his teams have protected numerous A-list celebrities and high-level diplomatic personnel. His book, Brotherhood of Warriors: Behind Enemy Lines with a Commando in One of the World's Most Elite Counterterrorism Units, has been translated into seven languages. Cherries Defense provides soft-target (schools, malls, hotels) security training and also specializes in the manufacture of supporting concealed carry gear for security professionals. Mr. Cohen appears regularly on the Fox News Channel and has also been featured by the following: Vanity Fair, the Discovery Channel, National Geographic, Entertainment Tonight, Access Hollywood, Bravo, E! Channel, Hollywood Reporter and Variety. In addition to regular television appearances, he hosts KFI AM 640's Real Security, the only sole-focus security and counter terror show in the US. Mr. Cohen served with distinction in Israel's (IDF) elite anti-terrorism unit.

Major Ran David. Advisor. Major Ran David (IAF) is a decorated active-duty combat pilot in the Israeli Air Force. He has served as a deputy squadron commander and spent ten years as a flight instructor. One of Major David's primary responsibilities has been to train, test and approve new IAF fighter pilots. Major David is a graduate of the USAF Air Command and Staff College and the University of Haifa.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In October 2018, we entered into an agreement with Sutton View Advisors LLC, an entity owned and operated by Mr. Winston, our Founder and Executive Chairman. The agreement is for financial advisory, investment banking and brokerage services as specified in the agreement. The agreement calls for a payment of $2,700 upon signing the agreement, $10,000 per quarter as a retainer fee for professional services, and expense reimbursement not to exceed certain limits. The agreement was terminated effective December 31, 2019. For the year ended December 31, 2019, we paid Sutton View Advisors LLC $40,000.

In March 2020, our Founder and Executive Chairman, Mike Winston, advanced $70,000.00 to the company in the form of a non-interest-bearing loan, which has subsequently been repaid in full.

RISK FACTORS

The Commission requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our Operating Environment

Demand for our product and services may decline due to factors beyond our control. Demand for private jet charters may be negatively impacted by factors affecting air travel generally, such as adverse weather conditions, an outbreak of a contagious disease and other natural events, terrorism and increased security screening requirements.

In particular, the recent coronavirus pandemic and resulting stay-at-home orders has resulting in a sharp decline in all transportation, including demand for private aviation globally. There is significant uncertainty regarding when these stay-at-home protocols will ease and whether, thereafter, travel in general will resume at normal levels. While we believe that commercial airline travel poses an increased risk of the spread of virus and bacteria generally compared to private aviation travel and that private airline travel may resume to a greater degree and sooner than commercial travel, we cannot assure you of this given the uncertainty in the travel industry overall. If travel remains in a general decline for a significant period of time, we may be unable to compete with more established operators and may not be able to achieve profitability in the medium term or at all.

More broadly, business jet travel is highly correlated to the performance of the economy and an economic downturn, such as the current economic environment resulting from the coronavirus related shutdowns of most businesses, is likely to have a direct impact on the use of business jets, which may be intensified when combined with a sensitive political environment. For example, beginning in 2008 and in connection with weakened macroeconomic conditions, the corporate and executive jet aviation industry, and companies that utilize corporate jets, experienced intensified political and media scrutiny. It is likely that the current economic downturn will impact demand for private jet travel for some time even following the easing of stay-at-home protocols and business re-openings.

Any of these factors that cause the demand for private jet travel may result in delays that could reduce the attractiveness of private air charter travel versus other means of transportation, particularly for shorter distance travel, which represents our target market. Delays also frustrate passengers, affecting our reputation and potentially reducing fleet utilization and charter bookings as a result of flight cancellations and increase costs. We may experience decreased demand, as well as a loss of reputation, in the event of an accident involving one of our aircraft or an aircraft booked through our platform or any actual or alleged misuse of our platform or aircraft by customers in violation of law. Demand for our product and services may also decline due to regulatory action that increases the cost of private air charter travel versus other forms of transportation, particularly efforts aimed at addressing climate change such as carbon tax initiatives or other actions. Any of the foregoing circumstances or events which reduced the demand for private jet charters could negatively impact our ability to establish our business and achieve profitability.

We face a high level of competition with numerous market participants having greater financial resources and operating experience than us. The private air travel industry is extraordinarily competitive. We compete against private jet charter and fractional jet companies as well as business jet charter companies. All compete for passengers with a variety of pricing plans, aircraft types, blackout periods, booking terms and other products and services. Both the private jet charter companies and the business jet charter companies have numerous competitive advantages that enable them to attract customers. Our access to a smaller aircraft fleet and regional focus puts us at a competitive disadvantage, particularly with respect to our appeal to business travelers who want to travel overseas.

The fractional private jet companies and many of the business jet charter companies have access to larger fleets of aircraft and have greater financial resources, which would permit them to more effectively service customers. Due to our relatively small size, we are more susceptible to their competitive activities, which could prevent us from attaining the level of sales required to sustain profitable operations.

Recently consolidation in the industry, such as VistaJet's recent acquisitions of XOJET and JetSmarter, and increased consolidation in the future could further intensify the competitive environment we face. These competitive factors may make it difficult for us to establish and sustain a profitable business.

The demand for our services is subject to seasonal fluctuations. Demand for our services will fluctuate over the course of the year and is higher in the summer season and during holiday periods. During periods of higher demand, our ability to provide agreed upon levels of service to our customers may deteriorate, which could have a negative impact on our reputation and our ability to succeed.

Our ability to sell our product or service may be adversely affected by changes in government regulation. Our business is subject to significant regulation by the FAA (Federal Aviation Administration), the TSA (Transportation Security Administration) as well as "know your customer" obligations and other laws and regulations. The laws and regulations concerning the selling of our product or services may change and if they do then the selling of our product or service may no longer be possible or profitable.

We do not have definitive agreements in place with Honda Aircraft Company, the manufacturer of the jets we intend to lease, or Gama Aviation, the company that will maintain and operate our jets. Our expectations for the growth and profitability of our business are largely reliant on the favorable terms we have negotiated with Honda Aircraft Company and Gama Aviation. While we have entered into a Deposit Agreement with Honda Aircraft Company and a non-binding letter of intent with Gama Aviation, negotiated key terms and conditions for definitive agreements, we have not yet entered into definitive agreements with either company. The terms in the definitive agreements with these parties, when ultimately entered into, may be less favorable to us than we expect or than those previously negotiated. In addition, we cannot assure you that these parties will be willing to enter into agreements with us when we are ready to do so and finding substitutes for these arrangements may cause significant delay and be on less favorable terms. Either circumstance could cause our results and ability to achieve profitability to suffer.

We have not launched a version of our App that would automate payment processing or integrate client Jet Token balances held in wallets on the Network and there is a risk that we may not be able to do so or, if we do, that we will be able to establish and grow our client base. We have not yet launched a version of our App that will provide for automatic payment processing or integrate client Jet Token balances held in wallets on the Network. We cannot assure you that we will be able to do so. If and when we do, there are no guarantees that we will attract a sufficient client base who use our booking services to charter flights. If we fail to develop and launch these more enhanced versions of our App or fail to attract a sufficient client base, we may determine to discontinue our business and you could lose all of your investment.

Our failure to attract and retain highly qualified personnel in the future could harm our business. We believe that our future success will depend in large part on our ability to retain or attract highly qualified management, technical and other personnel. We may not be successful in retaining key personnel or in attracting other highly qualified personnel. If we are unable to retain or attract significant numbers of qualified management and other personnel, we may not be able to grow and expand our business.

Risks Related to our Business

We are an early stage company with a limited operating history. Our company was formed on June 4, 2018. Accordingly, we have a limited history upon which an investor can evaluate our performance and future prospects. The company has a short history, few customers, and effectively no revenue. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as we react to developments in our markets, difficulty in managing our growth and the entry of competitors into the market. We have incurred net losses to date and, because our platform is not yet operational, our financial statements do not reflect any operating revenues. We cannot assure you that we will be profitable in the foreseeable future or generate sufficient profits to pay dividends to the holders of the shares.

If we are not able to structure our Jet Token in accordance with applicable law, including federal securities laws, we may not be able to proceed with our business as planned. A significant element of our strategy is to issue and sell Jet Tokens redeemable for time on our HondaJets as well as for private jet travel with third-party carriers, which we expect to provide us with significant competitive advantages such as significantly reduced financial transaction costs and increased efficiencies in the delivery of air charter services. We plan to structure our Jet Token to be in compliance with applicable law, including the federal securities laws. This will require us, among other things, to structure our Jet Tokens so that they are not treated as securities for purposes of federal securities laws. If we are not able to structure our Jet Tokens as we intend, we may not be able to operate our business as planned. Specifically, we would lose the competitive advantages tokenization provides which may impair our profitability. In addition, to the extent that investors view our ability to create and sell our Jet Tokens as contributing to the value of our Company as a whole and, in particular, to the value of our securities, our failure to structure Jet Tokens in compliance with applicable laws may cause the value of our securities to decline.

Our business strategy includes creating and linking our Jet Token to the Ethereum blockchain and any problems experienced by Ethereum could damage our business and reputation. Although we intend to create and issue Jet Tokens on our Network compatible with the Ethereum blockchain, and later intend to establish one or more smart contracts on the Ethereum blockchain and act as gatekeeper for our clients and their ownership and use of our Jet Tokens, ultimately our ability to do so is dependent on the sound functioning of the Ethereum blockchain. Blockchain technology is still relatively new and there are a number of different networks that have been and likely will be established. It is uncertain which will have longevity and which may become obsolete. In addition, blockchains by design maintain each transaction in a secure "block" or ledger, which is chained together, with cryptography, to all prior transaction "blocks" involving the same digital assets. This requires a significant and ever-expanding amount of data storage and it is uncertain at this time whether there is a limit to any blockchain's ability to maintain the integrity of this data in the long term. Blockchain technology is also founded on the principal of immutable transaction records, which, while providing strong data integrity and security, may also make it difficult for us to make adjustments in response to client concerns or problems and cause damage to our reputations and the loss of clients. In addition, there have been a number of hacking attacks targeting blockchains, in particular the "51% attack" against Ethereum Classic, i.e. a type of hack in which a person or persons gains control of a majority of the network's mining power and can defraud other users by sending them payments and then creating an alternative version of the blockchain in which the payments never happened. These events indicate that, despite the design of blockchains to create immutable transaction records, blockchains are susceptible to hacking attacks. Any disruption in, or problem with the Ethereum blockchain, hacking activity that distorts our smart contract or transaction data, or the inflexibility to address our client needs, could cause significant disruption in our operations and harm our business.

Changes in the regulatory environment governing digital assets could make it difficult or impracticable to create and sell our Jet Token which may have a material impact on our revenues or the value of our securities. The regulatory environment governing digital assets, like our Jet Token is relatively new and changing rapidly. In addition to the federal securities laws discussed above, digital assets may also be subject to commodities laws, trade sanctions, and banking laws, among others. Changes to the regulatory environment affecting our business could materially impair our ability to create and sell Jet Tokens. If we are unable to create and sell our Jet Tokens, our platform may lose what potential clients view as a competitive advantage and cause our revenues to decline. In addition, to the extent that Investors view our ability to create and sell our Jet Tokens as contributing to the value of our Company as a whole and, in particular, to the value of our securities, our failure to do so may cause the value of our securities to decline.

If we cannot raise sufficient funds we will not succeed. We are conducting a Regulation A offering of our Non-voting Common Stock in the amount of up to $10,000,000. Even if the maximum amount is raised, we are likely to need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons relating to our business or prospects or the broader economy, we may not survive. If we manage to raise only a minimum amount of funds, we will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital and the terms of subsequent financings may adversely impact your investment. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we may issue debt or equity securities to raise funds, modify our growth plans, or take some other action. Interest on debt securities could increase costs and negatively impact operating results and convertible debt securities could result in diluting your interest in the company. Issuance of preferred stock, in addition to diluting the interests of existing holders of our securities, may be done on terms more advantageous to those investors than to our existing holders. If we are unable to find additional capital on favorable terms, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of capital could result in our performing below expectations, which could adversely impact the value of your investment.

We are dependent on our information systems which may be vulnerable to cyber-attacks or other events. Our operations are dependent on our information systems and the information collected, processed, stored, and handled by these systems. We rely heavily on our computer systems to manage our client account balances, booking, pricing, processing and other processes. We receive, retain and transmit certain confidential information, including personally identifiable information that our clients provide to us. In addition, for these operations, we depend in part on the secure transmission of confidential information over public networks to charter operators. Our information systems are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches, including credit card or personally identifiable information breaches, coordinated cyber-attacks, vandalism, catastrophic events and human error. More specifically, our clients will maintain wallets on our platform representing the value of their investment in Jet Tokens and, if issued, the ownership of those Jet Tokens. If our platform is hacked, these funds could be at risk of being stolen which would damage our reputation and likely our business. Any significant disruption or cyber-attacks on our information systems, particularly those involving confidential information being accessed, obtained, damaged, or used by unauthorized or improper persons, could harm our reputation and expose us to regulatory or legal actions and impair our ability to operate our business and our financial results.

The prices of blockchain currencies that we accept as payment are extremely volatile. Fluctuations in the price of blockchain currencies and digital assets generally could materially and adversely affect our business. We accept blockchain currencies, like Bitcoin, as payment and the market value of these blockchain currencies is highly volatile. Though we promptly exchange blockchain currencies for fiat currencies to limit direct exposure to this volatility, we believe our services have a competitive advantage due to our acceptance of blockchain currencies as payment vis-a-vis our competitors. To the extent that this high level of volatility decreases the general use of blockchain currencies, we may lose this competitive advantage and our results may suffer.

Furthermore, a decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including our Jet Tokens. For example, a security breach that affects investor or user confidence in Bitcoin, or Ethereum may also cause the demand for our Jet Tokens, if issued, to diminish in value.

Our business and reputation rely on, and will continue to rely on, third parties. We are relying on a third-party app developer to develop our initial platform design and we will only assume internal control over our platform development at the stage where we link to improve it in the future. We also expect to rely heavily on Gama Aviation LLC to maintain and operate our leased aircraft for charter services and we will rely on third-party operators when our clients book flights through our platform with those operators. The failure of these third parties to perform these roles properly may result in damage to our reputation, loss of clients, potential litigation and other costs. We may also experience delays, defects, errors, or other problems with their work that could have an adverse effect on our results and our ability to achieve profitability.

We may be unable to adequately protect our intellectual property interests or may be found infringing on intellectual property interests of others. We use a combination of trademarks, domain names and other measures to protect our intellectual property. We believe that our trademarks and domain names play an important role in protecting our brand name and marketing of our services. We have registered our trademarks and domain names that we currently use in the United States. We may be subject to claims by other parties asserting interests in such trademarks and domain names or infringement of their intellectual property rights. In addition, our business is subject to the risk of third parties infringing our trademarks. We may not always be successful in securing protection for, or stopping infringements of, our trademarks and we may need to resort to litigation in the future to enforce our rights in this regard. Any such litigation could result in significant costs and a diversion of resources. We may not have the funds to adequately protect our intellectual property rights, which may undermine the credibility of our intellectual property, reducing our ability to enter into sub-licenses and weakening our attempts to prevent competitors from entering the market.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through our ongoing Regulation A offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Risks Related to the Securities

Holders of our securities hold a minority of the voting and we have issued Preferred Stock that has greater rights and preferences than shares of Non-voting Common Stock and the Series CF Preferred Stock. Our shares of Non-voting Common Stock and Series CF Preferred Stock are non-voting and voting control is in the hands of a few large stockholders, in particular our Founder and Executive Chairman. Therefore, other holders of our securities will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Holders of Series Seed Preferred Stock, in addition to having voting rights on an as converted basis with our voting Common Stock, have veto rights over some corporate actions that holders of Non-voting Common Stock and Series CF Preferred Stock do not have. Furthermore, in the event of a liquidation of our company, holders of our voting and Non-voting Common Stock will only be paid out if there is any cash remaining after all of the creditors of our company have been paid and after payment to the holders of our Series Seed Preferred Stock and our Series CF Preferred Stock and holders of our Series CF Preferred Stock will only be paid out if there is any cash remaining after all of the creditors of our company have been paid and after payment to the holders of our Series Seed Preferred Stock.

Any investment in our securities is illiquid. There is no currently established market for reselling the Company's securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

The transferability of our securities sold pursuant to Regulation Crowdfunding is limited. The securities issued in our offering pursuant to Regulation Crowdfunding is subject to SEC limitations of transfer. The securities cannot be resold for a period of one year. The exception to this rule is if an investor transfers the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of the investor's family, trust created for the benefit of family, or in connection with a death or divorce.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our voting securities as of April 20, 2019 for:

- Each of our directors and executive officers who beneficially own more than 20% of any class of our voting securities.
- Current officers and directors as a group.

Other than indicated below, no person beneficially owns more than 20% of our outstanding voting equity securities, calculated on the basis of voting power.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Jet Token Inc., 10845 Griffith Peak Drive, Suite 200, Las Vegas, NV 89135.

The company's voting securities include all shares of Common Stock and Series Seed Preferred Stock. Applicable percentage ownership is based on 85,000,000 shares of Common Stock plus 1,799,999 shares of Series Seed Preferred Stock outstanding at April 20, 2019. In computing the number of shares of Common Stock and Series Seed Preferred Stock beneficially owned by a person and the respective percentage ownership of such class by that person or as a group, we deemed outstanding shares of Common Stock and Preferred Stock subject to options or warrants held by that person or group.

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of voting total power
Mike Winston, CFA	Common Stock	83,200,001		95.9%
All current officers and directors as a group (2 people)	Common Stock	83,200,001	5,400,000	96.1%
	Series Seed Preferred Stock	0	0	0%

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of Jet Token's amended and restated certificate of incorporation, as amended ("Restated Certificate"), certificate of designation of the non-voting Series CF Preferred Stock and its bylaws, copies of which have been filed as with the SEC. For a complete description of our capital stock, you should refer to the Restated Certificate, the certificate of designation and the bylaws of the company and to the applicable provisions of Delaware law.

The authorized capital stock of the company consists of three classes designated, respectively, Common Stock, par value $0.0000001 per share, Non-voting Common Stock, par value $0.0000001 per share and Preferred Stock. The Preferred Stock has two designated series, Series Seed Preferred Stock, par value $0.0000001 per share, and Series CF non-voting Preferred Stock, par value $0.0000001 per share.

As of April 20, 2020, the authorized and outstanding shares included:

Class	Authorized	Issued and Outstanding
Common Stock (1)	300,000,000	85,000,000
Non-voting Common Stock (2)	200,000,000	1,582,647
Series Seed Preferred Stock	10,000,000	1,799,999
Series CF Preferred Stock	25,000,000	18,826,385
Blank Check Preferred Stock	15,000,000	0

(1) 15,000,000 shares of voting Common Stock are reserved for issuance under our Amended and Restated 2018 Stock Option and Grant Plan under which either options or restricted stock may be granted. To date the Company has issued options exercisable for 5,400,000 shares of Common Stock.
(2) Does not include warrants exercisable for up to 1,666,667 shares of our Non-voting Common Stock issued to the placement agent for our Regulation A offering,

Common Stock

Voting Rights

Each holder of the company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Holders of voting Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds.

The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the company, the holders of voting Common Stock are entitled to share ratably in the net assets legally available for distribution to stockholders on a pari passu basis with the Non-voting Common Stock and after the payment of all debts and other liabilities of the company and the satisfaction of any liquidation preference granted to the holders of all shares of the outstanding Preferred Stock.

Non-voting Common Stock

Voting Rights

Holders of Non-voting Common Stock do not have voting rights except for those required by law. Under the Delaware General Corporation Law and our Restated Certificate, holders of Non-voting Common Stock are entitled to vote on a limited number of corporate actions, including:

- an amendment to the certificate of incorporation that would increase or decrease the par value of the Non-voting Common Stock or alter or change the powers, preferences, or special rights of the Non-voting Common Stock so as to affect them adversely,

- conversion of the company to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or any other unincorporated business including a general or limited partnership or a corporation domiciled in another state and

- a transfer to or domestication in any non-U.S. jurisdiction, either ceasing or continuing to exist as a Delaware corporation.

Dividend Rights

Holders of Non-voting Common Stock are entitled to receive dividends declared on the voting Common Stock on a pro rata and as converted basis with the voting Common Stock.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the company, after the payment of all debts and other liabilities of the company and the satisfaction of any liquidation preference granted to the holders of shares of the outstanding Preferred Stock, the holders of Non-voting Common Stock are entitled to share ratably in the net assets legally available for distribution to stockholders on a pari passu basis with the voting Common Stock based on the number of shares of voting Common Stock into which the Non-voting Common Stock is convertible at the time of distribution of such funds or assets.

Conversion

Shares of Non-voting Common Stock will convert automatically into fully paid and nonassessable shares of the company's voting Common Stock:

- upon the closing of the sale of shares of voting Common Stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, or

- upon the merger of the company with and into another entity.

The conversion rate is currently one share of voting Common Stock per share of Non-voting Common Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, the issuance of a dividend or other distribution payable in additional shares of voting Common Stock, certain consolidations or mergers, recapitalizations, reclassifications or other similar events affecting the voting Common Stock.

Distributions of Company Securities

In the event of a dividend or other distribution on voting Common Stock payable in additional securities of the company (other than shares of voting Common Stock), the company will make a dividend or other distribution to the holders of the Non-voting Common Stock in an amount equal to the amount of securities as the holders of the Non-voting Common Stock would have received on an as converted basis.

Blank Check Preferred Stock

The company's Board of Directors is expressly authorized to provide, out of up to 40,000,000 shares of undesignated Preferred Stock, for one or more series of Preferred Stock and, without the consent or vote of the company's stockholders, with respect to each such series, to fix the number of shares constituting such series. The Board of Directors authorized the issuance of the non-voting Series CF Preferred Stock and reserved 25,000,000 for issuance as non-voting Series CF Preferred Stock, as described below.

With respect to the remaining 15,000,000 shares of Preferred Stock available for issuance and subject to compliance with the applicable protective voting rights that have been granted in the Restated Certificate but otherwise without the consent or vote of the company's stockholders, the company's Board of Directors may authorize the issuance of one or more series of Preferred Stock with such rights, privileges, preferences, qualifications, limitations or restrictions as the Board of Directors determines. Such additional series of Preferred Stock may be subordinated to, pari passu with, or senior to the Series Seed Preferred and/or Common Stock, including with respect to liquidation preferences, dividends and/or approval of matters by vote or written consent.

Series CF Preferred Stock

Voting Rights

Holders of Series CF Preferred Stock do not have voting rights, except for those required by law.

Dividends

Holders of Series CF Preferred Stock are entitled to receive dividends declared on the voting Common Stock on a pro rata and as converted basis with the voting Preferred Stock.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or certain other events such as a merger involving a change of control or a sale of all or substantially all of the assets of the company (each a "Deemed Liquidation Event"), and after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock, holders of Series CF Preferred Stock will be entitled to an aggregate liquidation preference of $1,070,000, equivalent to $0.06 per share, that is senior to holders of Common Stock and Non-voting Common Stock.

After the payment of the full liquidation preference of the Series Seed Preferred Stock and the Series CF Preferred Stock, the remaining assets of the company legally available for distribution (or the consideration received in a transaction), if any, will be distributed ratably to the holders of the voting Common Stock and Non-voting Common Stock in proportion to the number of shares of voting Common Stock held by each such holder and on an as converted basis in the case of the Non-voting Common Stock.

Conversion

Shares of Series CF Preferred Stock will convert automatically into fully paid and nonassessable shares of the company's voting Common Stock:

- upon the closing of the sale of shares of voting Common Stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or

- upon the merger of the company with and into another entity.

Shares of Series CF Preferred Stock will convert into voting Common Stock at the then-applicable conversion rate, which is currently one share of voting Common Stock per share of Series CF Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, certain consolidations or mergers, recapitalizations, reclassifications or other similar events affecting the voting Common Stock.

Distributions of Company Securities

In the event of a dividend or other distribution on voting Common Stock payable in additional securities of the company (other than shares of voting Common Stock), the company will make a dividend or other distribution to the holders of the Series CF non-voting Preferred Stock in an amount equal to the amount of securities as the holders of the Series CF non-voting Preferred Stock would have received on an as converted basis.

Series Seed Preferred Stock

Voting Rights

Each holder of Series Seed Preferred Stock will be entitled to one vote for each share of voting Common Stock into which such share of Series Seed Preferred Stock could be converted.

Dividend Rights

Holders of Series Seed Preferred Stock are entitled to receive dividends declared on the voting Common Stock on a pro rata and as converted basis with the voting Common Stock.

Right to Receive Liquidation Distributions

In the event of a Deemed Liquidation Event, all holders of Series Seed Preferred Stock will be entitled to a liquidation preference that is senior to holders of voting Common Stock, Non-voting Common Stock and Series CF Preferred Stock. Holders of Series Seed Preferred Stock will receive a liquidation preference equal to the greater of (i) the original issue price of such shares plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into voting Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event.

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the funds and assets that are distributable to the holders of Series Seed Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Series Seed Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

Conversion Rights

Shares of Series Seed Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company's voting Common Stock at the then-applicable conversion rate.

Additionally, each share of Series Seed Preferred Stock will automatically convert into voting Common Stock:

- upon the closing of the sale of shares of voting Common Stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or

- upon the vote or written consent of the holders of at least majority of the then outstanding shares of Series Seed Preferred Stock.

The conversion rate is currently one share of voting Common Stock per share of Series Seed Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, the issuance of a dividend or other distribution payable in additional shares of voting Common Stock, certain consolidations or mergers, recapitalizations, reclassifications or other similar events affecting the voting Common Stock.

Distributions of Company Securities

In the event of a dividend or other distribution on voting Common Stock payable in additional securities of the company (other than shares of voting Common Stock), the company will make a dividend or other distribution to the holders of the Series Seed Preferred Stock in an amount equal to the amount of securities as the holders of the Series Seed Preferred Stock would have received on an as converted basis.

Series Seed Preferred Stock Protective Provisions

So long as at least 25% of the originally issued shares of Series Seed Preferred Stock are outstanding, the company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock, voting on an as converted basis:

- alter the rights, powers or privileges of the Series Seed Preferred set forth in the Restated Certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred;

- issue any new class or series of capital stock at a price less than the original issue price of the Series Seed Preferred having rights, powers, or privileges that are senior to or on a parity with the Series Seed Preferred;

- redeem or repurchase any shares of voting Common Stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement); or

- declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred or voting Common Stock.

Redemption

Unless prohibited by Delaware law governing distributions to stockholders, the company has the right to redeem some or all of the outstanding shares of Series Seed Preferred at a price per share equal to the greater of the original issue price or the latest issue price of capital stock of the company. Redemption is not required to be ratable among all holders of the Series Seed Preferred.

What it means to be a minority holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with our founder. As a result, our founder has the ability to make all major decisions regarding the company. Holders of the Series CF Preferred Stock do not have voting rights and hold a minority interest in the company. Holders of Series CF Preferred Stock will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

An investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round or Regulation A offering, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on any actions or plans of our company):

In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth
$200,000.

In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Valuation

The valuation of our securities was established by us based on a discounted cash flow analysis of the Company's business plan. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Exempt Offerings

Set forth below is information regarding all unregistered securities sold by the company in the past three years.

In 2018, the company sold a total of 1,799,999 shares of its Series Seed Preferred Stock, in transactions dated September 12, September 24, November 7 and November 11, in each case exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act. The proceeds of these sales were used to fund the company's startup costs.

From February 2019 through July 2019, the company sold 18,826,385 shares of its Series CF Preferred Stock in an offering exempt from the registration requirements of the Securities Act pursuant to Regulation Crowdfunding. The company used the net proceeds to fund its ongoing operating expenses.

In September 2019, we issued an additional 1,000,000 shares of non-voting Series CF Preferred Stock to a single individual as part payment for marketing services provided, which is exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act.

In 2019, the company issued to its Chief Executive Officer options to purchase an aggregate of 5,400,000 shares of Common Stock under its Amended and Restated 2018 Stock Option and Grant Plan. The grant of the options and the issuance of the shares of Common Stock underlying the options is and will be exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act.

In March and April of 2020, in four separate closings, the company issued a total of 1,582,647 shares of its non-Voting Common Stock pursuant to a Regulation A offering. The offering is ongoing and the maximum offering amount is $10,000,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2019.

Overview

We intend to combine concepts from fractional jet membership programs with lessons learned from building blockchain currencies. We believe the tokenization of flight hours and (as we mature) fractional membership programs offers the possibility of reduced transaction costs and, through the evolution of a marketplace, higher industry fleet utilization. We believe our purposeful enhancement of price discovery and reduced entry price have the potential to produce fairer and more inclusive results for aircraft owners and travelers alike. For example, we intend to enable customers to book commercial flight and a private flight on the same itinerary.

Our company was formed on June 4, 2018 ("Inception") and we have limited operating history, and no revenue generating activity to date. During the next twelve months, in addition to any cash flow that may be generated by our charter operations, we intend to fund our operations with capital raised from our ongoing Regulation A offering and potentially future debt or equity financing. We cannot assure you that in the future we will be able to raise capital on acceptable terms or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results.

Results of operations

Year Ended December 31, 2019 and the period from Inception (June 4, 2018) to December 31, 2018

	For the year ended December 31, 2019		For the period from Inception (June 4, 2018) to December 31, 2018	
Revenues	$	—	$	—
Operating Expenses:				
General and administrative		474,531		81,594
Sales and marketing		10,758		—
Research and development		21,124		—
Total Operating Expenses		506,413		81,594
Operating Loss		(506,413)		(81,594)
Provision for income taxes		1,381		--
Net loss	$	(507,794)	$	(81,594)

Our general and administrative expenses for the period from Inception to December 31, 2018 consist primarily of $24,500 in payments made to Sutton View Advisors LLC in connection with the management of our company, legal and professional service expense and expenses associated with participation in the Hive Ashdod by Gvahim accelerator program. General and administrative expenses for the year ended December 31, 2019 consist primarily of operating costs for ongoing operations. Offering costs were incurred in connection with our Regulation Crowdfunding offering of Series CF Preferred Stock and our ongoing Regulation A offering of Non-voting Common Stock, which launched in February of 2020. Our operating costs in 2019 reflect staffing, office rent, utilities and other reasonable and customary overhead expense. Expenses for professional services providers totaled approximately $201,000 during the year ended December 31, 2019 compared to approximately $31,000 during the stub period from Inception to December 31, 2018. Within the professional services cost for the year ended December 31, 2019, was $75,000 for fees paid to a recruiter, approximately $86,000 in legal and accounting fees and $40,000 for Sutton View Advisors LLC, a related party, for financial advisory services under an agreement entered into in October of 2018 and terminated effective December 31, 2019. We also incurred research and development expenses in 2019 for the development of our Jet Token app, as well as marketing expenses to primarily to promote the launch of our app.

We expect to generate revenue through: (1) charging service fees for the use of our booking platform (2) brokerage operations and (3) chartering of our leased HondaJets; and incur operating expenses related to the administration of our platform and payments to Gama Aviation for the management of our HondaJets. See the discussion under "Plan of Operation" below.

Liquidity and Capital Resources

As of December 31, 2018, our cash and equivalents were $713 and as of December 31, 2019, our cash and cash equivalents were $95,886, reflecting the net proceeds of our Series CF Preferred Stock offering less amounts used to fund our ongoing administrative expenses. We are a "development stage company" and have not yet generated revenue. In September 2019, we launched the first iteration of our iOS app. Our cash utilization rate has generally been approximately $20,000 per month in 2019 through September, increasing to approximately $45,000 per month for the remainder of the year reflecting the hiring of our Chief Executive Officer and President as of September 23, 2019.

To date we funded our operations primarily through the issuance of equity securities. In 2018, we concluded our sale of Series Seed Preferred Stock, issuing 1,799,999 shares for gross proceeds of $54,000. In February 2019, we commenced an offering under Regulation CF and completed the offering in July 2019. In this offering, we issued 18,826,385 shares of non-voting Series CF Preferred Stock for gross proceeds of approximately $1,069,583. In September 2019, we issued an additional 1,000,000 shares of non-voting Series CF Preferred Stock to a single individual as partial payment for marketing services provided.

In February 2020, we commenced an offering under Regulation A for a maximum offering amount of $10,000,000 and, through April 20, 2020, we have issued 1,582,647 shares of Non-voting Common Stock, representing $396,318 of net proceeds. In March 2020, our Founder and Executive Chairman, Mike Winston, advanced $70,000.00 to the company in the form of a non-interest-bearing loan, which has subsequently been repaid in full.

Plan of Operation

We intend to continue operating our charter brokerage business assisted by the present version of our JetToken App. Charter brokerage operations offer the benefit of immediate revenue generation and the development of a customer base in advance of fleet leasing. The ongoing costs of running our existing business, including executive compensation, facility leasing, subscription fees to Avinode for charter data and other ongoing overhead expenses are expected to be less than $600,000 for 2020.

In addition, we anticipate spending up to $100,000 in 2020 in connection with the development of our App. We have engaged a third-party software developer based in Israel, which is developing version 2.0 of our App in order to add Android operating system functionality, to enable users to make payment directly through our App, either in cash or blockchain currency, and to automate the charter booking process, in particular to provide for instant confirmation of a booked flight.

Assuming we raise the maximum amount in our Regulation A offering, we intend to lease 4 HondaJets, engage Gama Aviation to manage, maintain and operate this aircraft, and expand our staff as needed for customer service, marketing and advertising. Setting aside our revenue expectations for purposes of discussion, we estimate that the total cost of leasing and management of the 4 HondaJets, including payments to Gama Aviation and the Company's overhead, will be $10.1 million on an annual basis, assuming a utilization rate of our aircraft of 600 hours per year. We further estimate our annual breakeven utilization to be approximately 465 hours per year at a total cost of approximately $8.6 million. Payments to both Honda Aircraft Company to Gama Aviation will vary depending on the number of aircraft leased and utilization rate of the aircraft. Assuming we raise the maximum amount in our Regulation A Offering and, in the worst-case scenario we are unable to generate any revenue whatsoever, the proceeds of the offering would fund these costs plus our ongoing operating costs and App development costs discussed above for slightly more than two years.

Assuming we raise 50% of the maximum amount of the Regulation A offering, we would lease 2 HondaJets rather than 4 and hire a proportionally reduced level of staff. At a utilization rate of 600 hours per year, we would anticipate our costs associated with the leasing and management of these aircraft and staff to be $5.1 million annually. We estimate that our annual breakeven utilization for two aircraft to be approximately 455 hours per year at a total cost of approximately $4.3 million. In a worst case scenario of no revenue, i.e. a zero utilization of our aircraft and no third-party charter bookings, the proceeds of 50% of the Regulation A offering would fund these costs plus our ongoing operating costs and App development costs discussed above for just under two years.

We estimate our breakeven point for the HondaJet at 465 hours per year at our presently negotiated cost structure and currently estimated ongoing operating costs. While we hope to reach that level of utilization within the first year of operation, to the extent that we do not, we would need to raise additional capital to continue funding our operations. In addition, to the extent that the definitive agreements eventually reached with Honda Aviation Company and/or Gama are on terms less favorable to us than currently negotiated, we would need to achieve a higher utilization rate to reach break even or would be required to raise additional capital sooner.

Our strategy also includes offering private jet time in a tokenized format through our JetToken App and incorporating commercial flight booking as a complement to private jet charters into our App. While the cost of the development and incorporation of the creation and operation of our Jet Tokens are included in the App amounts noted above, we estimate that the cost of incorporating commercial flight booking functionality into our App, which we expect to accomplish by year end, could cost up to an additional $150,000 and may require us to raise additional capital if we are not able to fund it with funds from operations.

We also contemplate acquiring additional aircraft in the future to grow our business and we currently anticipate financing the acquisition of such aircraft through the sale fractional interests and/or advanced sales of flight time, rather than through additional capital raising.

REGULATORY INFORMATION

Compliance with Reporting Requirements

The company has complied and is in compliance with the ongoing reporting requirements of 17 C.F.R. § 227.202.

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

Regulation A filings

The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

JET TOKEN, INC.

FINANCIAL STATEMENTS

as of

DECEMBER 31, 2019 AND 2018

Jet Token, Inc.
Index to Financial Statements

Independent Auditor's Report

April 29, 2020

To the shareholders and the board of directors of Jet Token Inc.

Report on the Financial Statements

We have audited the accompanying balance sheet of Jet Token Inc. (the "Company") as of December 31, 2019 and 2018, and the related statement of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2019 and the period June 4, 2018 (Inception) through December 31, 2018 and the related notes (collectively referred to as the "financial statements").

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and the period June 4, 2018 (Inception) through December 31, 2018.

B F Borgers CPA PC

Certified Public Accountants
Lakewood, CO

JET TOKEN, INC.
BALANCE SHEETS

		December 31, 2019		December 31, 2018
Assets				
Current assets-				
Cash	$	95,886	$	713
Deferred offering costs		50,000		-
Total current assets		145,886		713
Intangible assets, net		2,986		-
Other assets		4,500		-
Total assets	$	153,372	$	713
Liabilities and Stockholders' Deficit				
Current liabilities-				
Accounts payable	$	23,963	$	28,298
Accrued liabilities		9,975		-
Total current liabilities		33,938		28,298
Total liabilities		33,938		28,298
Commitments and contingencies (Note 3)		-		-
Stockholders' Equity (Deficit)				
Series Seed Preferred stock, 10,000,000 shares authorized, $0.0000001 par value, 1,799,999 issued and outstanding, respectively		54,000		54,000
Series CF Non-Voting Preferred stock, 25,000,000 shares authorized, 18,826,385 and 0 issued and outstanding, respectively		704,396		-
Preferred Stock, 15,000,000 shares authorized, $0.0000001 par value, 0 issued and outstanding, respectively		-		-
Common stock, 500,000,000 shares authorized, par value $0.0000001, 85,000,000 issued and outstanding		9		9
Subscription receivable		(58,216)		-
Additional paid-in capital		8,633		-
Accumulated deficit		(589,388)		(81,594)
Total stockholders' equity (deficit)		119,434		(27,585)
Total liabilities and stockholders' equity (deficit)	$	153,372	$	713

See accompanying notes to the financial statements

JET TOKEN, INC.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2019		For the Period Ended December 31, 2018	
Revenues	$	-	$	-
Operating Expenses-				
General and administrative		474,531		81,594
Sales and marketing		10,758		-
Research and development		21,124		-
Total operating expenses		506,413		81,594
Operating loss		(506,413)		(81,594)
Provision for income taxes		1,381		-
Net Loss	$	(507,794)	$	(81,594)
Weighted average shares outstanding - basic and diluted		85,000,000		85,000,000
Weighted average net loss per share - basic and diluted	$	(0.01)	$	(0.00)

See accompanying notes to the financial statements

JET TOKEN, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Series Seed Preferred Stock		Series CF Non-Voting Preferred Stock		Common Stock		Subscription	Additional Paid-in	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	(Deficit)
Issuance of Founders' Stock	-	-	-	-	85,000,000	$ 9	$ -	$ -	$ -	$ 9
Series Seed Preferred stock issued for cash	1,799,999	54,000	-	-	-	-	-		-	54,000
Net loss	-	-	-	-	-	-	-	-	(81,594)	(81,594)
Balance at December 31, 2018	1,799,999	$ 54,000	-	$ -	85,000,000	$ 9	$ -	$ -	$ (81,594)	$ (27,585)
Stock option compensation	-	-	-	-	-	-		8,633		8,633
Sale of Series CF Non-Voting Preferred Stock for cash	-	-	17,826,385	1,069,583	-	-	(58,216)	-	-	1,011,367
Series CF Non-Voting Preferred Stock issued for services related to the Regulation Crowdfunding offering	-	-	1,000,000	-	-	-	-	-	-	-
Offering costs	-	-	-	(365,187)	-	-	-	-	-	(365,187)
Net loss	-	-	-	-	-	-	-	-	(507,794)	(507,794)
Balance at December 31, 2019	1,799,999	$ 54,000	18,826,385	$ 704,396	85,000,000	$ 9	$ (58,216)	$ 8,633	$ (589,388)	$ 119,434

See accompanying notes to the financial statements

JET TOKEN, INC.
STATEMENTS OF CASH FLOWS

		For the Year Ended December 31, 2019		For the Period Ended December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(507,794)	$	(81,594)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock-based compensation		8,633		-
Changes in operating assets and liabilities:				
Accounts payable		(4,335)		28,298
Accrued liabilities		9,975		-
Net cash used in operating activities		(493,521)		(53,296)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Offering costs		(365,187)		-
Proceeds from sale of Series CF Non-Voting Preferred Stock		1,011,367		-
Proceeds from sale of Series Seed Preferred Stock		-		54,000
Proceeds from founder's common stock		-		9
Net cash provided by financing activities		646,180		54,009
Increase in cash and cash equivalents		95,173		713
Cash and cash equivalents, beginning of period		713		-
Cash and cash equivalents, end of period	$	95,886	$	713
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	1,381	$	-
Non cash investing and financing activities:				
Subscription receivable from sale of Series CF Non-Voting Preferred Stock	$	58,216	$	-
Series CF Non-Voting Preferred Stock Issued as Offering Costs	$	60,000	$	-

See accompanying notes to the financial statements

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Jet Token Inc. was formed on June 4, 2018 ("Inception") in the State of Delaware. The financial statements of Jet Token Inc. (the "Company") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is headquartered in Nevada.

The Company intends to combine concepts from fractional jet membership programs with lessons learned from building blockchain currencies. The Company believes the tokenization of flight hours and (as the enterprise matures) fractional membership programs offers the possibility of reduced transaction costs and, through the evolution of a marketplace, higher industry fleet utilization. The Company's purposeful enhancement of price discovery and reduced entry price have the potential to produce fairer and more inclusive results for aircraft owners and travelers alike.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management Plans
The Company has only recently been formed, has limited operating history, and no revenue generating activity to date. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with the remaining capital from its Regulation Crowdfunding campaign, a Paycheck Protection Plan Loan, the Economic Injury Disaster Loan Emergency Advance and the Company's current Regulation A offering. The Company also has the ability to reduce cash burn to preserve capital. Accordingly, management believes that substantial doubt about the Company's ability to continue as a going concern has been alleviated. There are no assurances, however, that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the near-term scope of its planned development and operations, which could delay implementation of the Company's business Plan and harm its business, financial condition and operating results. The balance sheets do not include any adjustments that might result from these uncertainties.

Basis of Presentation
The accounting and reporting policies of the Company conform with generally accepted accounting principles in the United States ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company does not have any financial instruments as of December 31, 2019.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in the airline industry, blockchain asset regulations by authorities, fuel and operating costs, changes to corporate governance best practices for executive flying, general demand for private jet travel, market acceptance of the Company's business model and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2019 the World Health Organization declared the COVID-19 coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, it is known that the travel industry in which we operate has been severely impacted. The Company is monitoring the situation and exploring opportunities in regards to travel behavior for when travel restrictions ease.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC 340") with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' deficit upon the completion of an offering or to expense if the offering is not completed

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of payments for third party software development that is not capitalizable. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

As of December 31, 2019 and 2018, the Company had deferred tax assets of approximately $126,000 and $17,000, respectively, primarily from net operating losses of approximately $601,000 and $82,000. The Company maintains a full valuation allowance on the deferred tax assets as of December 31, 2019 and 2018. The valuation allowance increased by $92,000 and $17,000 during the years ended December 31, 2019 and 2018, respectively. Deferred tax assets after 2018 has no expiration.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Nevada state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Loss per Common Share

The Company presents basic loss per share ("EPS") and diluted EPS on the face of the statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the year ended December 31, 2019 and 2018, there were 5,4000,000 and 0 options, respectively, excluded.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

JET TOKEN, INC.
NOTES TO THE FINANCIAL STATEMENTS

In June 2016, the FASB issued guidance that sets forth a current expected credit loss impairment model for financial assets, which replaces the current incurred loss model, and in 2018 and 2019 issued amendments and updates to the new standard. This model requires a financial asset (or group of financial assets), including trade receivables, measured at amortized cost to be presented at the net amount expected to be collected with an allowance for credit losses deducted from the amortized cost basis. The allowance for credit losses should reflect management's current estimate of credit losses that are expected to occur over the remaining life of a financial asset. This guidance is effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods using a modified retrospective transition method. The Company has reviewed the provisions of the new standard, but it is not expected to have any impact on the Company at this time.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period, and all amendments must be adopted in the same period. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY / (DEFICIT)

Preferred Stock
The Company has authorized the issuance of 50,000,000 shares of its preferred stock with par value of $0.0000001. Of the authorized number of preferred shares, 10,000,000 shares have been designated as Series Seed Preferred Stock, 25,000,000 have been designated Series CF Non-Voting Preferred Stock ("Series CF"), and 15,000,000 are undesignated. Each share of preferred stock can be converted to one share of common stock.

During the period ended December 31, 2018, the Company sold 1,799,999 shares of Series Seed Preferred Stock under a private placement for proceeds of $54,000 at $0.03 per share.

In February 2019, the Company undertook a Regulation Crowdfunding campaign to raise up to $1,070,000 through the issuance of Series CF stock, which was completed during 2019. During the year ended December 31, 2019, the Company issued 17,826,385 shares of Series CF Non-Voting Preferred Stock under the Regulation Crowdfunding campaign for aggregate gross proceeds of $1,069,583 and a lesser amount of net proceeds pending release of final funds from escrow. As of December 31, 2019, amounts in escrow totaled $58,216.

In August 2019, the Company issued 1,000,000 shares of Series CF Non-Voting Preferred Stock to a vendor for marketing and advertising services related to the offering. The shares were valued at $60,000 based on the share price being sold in the Regulation Crowdfunding campaign noted above. As this was a cost of the Regulation Crowdfunding Offering, the value both increased and decreased the value shown in the Series CF Non-Voting Preferred Stock account in the accompanying balance sheets for no net effect.

Common Stock
Upon Inception, the Company authorized the issuance of 150,000,000 shares of its common stock with par value of $0.0000001. Upon Inception, the Company's founder received 85,000,000 shares of common stock for $9 of consideration. See Note 6 for amendments to capital stock authorized.

On October 8, 2019, the Company amended the articles of articles of incorporation to increase the shares of stock authorized. The Company increased the common stock authorized from 150,000,000 to 500,000,000, of which 300,000,000 are designated as common stock and 200,000,000 are non-voting common stock, all par value of $0.0000001. Shares of Non-voting Common Stock will convert automatically into fully paid and nonassessable shares of the Company's voting Common Stock upon the closing of the sale of shares of voting Common Stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or upon the merger of the Company with and into another entity. The conversion rate is currently one share of voting common stock per share of Non-voting common stock.

Stock Options
On June 4, 2018, the Company's Board of Directors adopted the Jet Token, Inc. 2018 Stock Option and Grant Plan (the "2018 Plan"). The 2018 Plan provides for the grant of equity awards to employees, and consultants, to purchase shares of the Company's common stock. Up to 5,000,000 shares of its common stock may be issued pursuant to awards granted under the 2018 Plan. The 2018 Plan is administered by the Company's Board of Directors. In 2019 the number of shares issuable under the 2018 Plan was increased to 15,000,000.

During the year ended December 31, 2019, the Company granted 5,400,000 stock options to purchase common stock pursuant to an employment contract with the Company's Chief Executive Officer (Note 5). The options have a ten-year life and are exercisable at $0.06. Of the total grant, 2,700,000 stock options had a grant date fair value of approximately $96,000 and vest monthly over three years. The remaining 2,700,000 options are subject to raising funds as described in Note 5. The Company has determined that it is not yet probable that these options will vest and accordingly, have not recorded expense related to these options.

A summary of our stock option activity for the years ended December 31, 2019 and 2018, is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Inception	-	$ -	-
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2018	-	$ -	-
Granted	5,400,000	0.06	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2015	5,400,000	$ 0.06	9.7
Exercisable at December 31, 2018	-	$ -	-
Exercisable at December 31, 2019	225,000	$ 0.06	9.7

The Company estimates the fair value of stock options that contain service and/or performance conditions using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	December 31, 2019
Expected life (years)	6.0
Risk-free interest rate	1.59%
Expected volatility	65%
Annual dividend yield	0%

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

NOTE 5 – RELATED PARTY TRANSACTIONS

In October 2018, the Company entered into an agreement with Sutton View Advisors LLC, and entity owned and operated by the Company's founder. The agreement is for financial advisory, financial advisory services as specified in the agreement. The agreement calls for $2,700 upon signing the agreement, $10,000 per quarter as a retainer fee on professional services, and expense reimbursement not to exceed certain limits. The agreement terminated effective December 31, 2019. During the years ended December 31, 2019 and 2018, the Company has paid Sutton View Advisors LLC $40,000 and $24,500, respectively.

In July 2019, the Company entered into an employment offer letter with its Chief Executive Officer with an effective start date in September 2019. Included in the employment offer letter was 2,700,000 options to purchase common stock at $0.06 per share. The options vest monthly over three years. The offer included an additional 2,700,000 options to purchase common stock at $0.06 per share, contingent on the Company undertaking a qualified offering which results in proceeds of at least $10,000,000. See Note 4 for option related disclosures.

NOTE 6 – SUBSEQUENT EVENTS

In February 2020, the Company undertook a Regulation A offering for which it is selling up to 33,333,333 non-voting common stock at $0.30 per share for a maximum of $10,000,000. Through April 20, 2020, the Company has received net proceeds of $396,318. In connection with the offering the Company agreed StartEngine Primary, LLC ("StartEngine") to act as its placement agent. For such, StartEngine will receive 7% commissions on proceeds from the offering and the Company will issue warrants to StartEngine up to 5% of the non-voting common stock sold through StartEngine at an exercise price of $0.30 per share. StartEngine was also paid $10,000 advance fee for out of pocket expenses.

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 29, 2020, the issuance date of these financial statements.